Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-102937
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 15, 2003)

176,885 Shares

Martek Biosciences Corporation

Common Stock

$65.59 per share

          We are selling 176,885 shares of our common stock.

      Our common stock is quoted on the Nasdaq National Market under the symbol “MATK.” The last reported sale price of our common stock on the Nasdaq National Market on February 3, 2004, was $65.59 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$65.59	$11,601,887.15
Underwriting Discount	$0.66	$116,744.10
Proceeds to Martek Biosciences Corporation (before expenses)	$64.93	$11,485,143.05

      The underwriter expects to deliver the shares to purchasers on or about February 9, 2004.

Citigroup

February 3, 2004

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This prospectus supplement adds, updates and changes some information from that contained in the prospectus.

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PROSPECTUS SUPPLEMENT SUMMARY

      You should read this summary together with the entire prospectus supplement and prospectus, including the information that we incorporate by reference in this prospectus supplement.

Martek Biosciences Corporation

      Martek Biosciences Corporation is a leader in the development and commercialization of products derived from microalgae. Our current products include nutritional oils used as infant formula ingredients and as nutritional supplements and fluorescent algal dyes used for diagnostic and pharmaceutical research purposes.

Nutritional Products

      We develop and manufacture two polyunsaturated fatty acids, docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Cell membranes throughout the body, especially in the brain, central nervous system, retina and heart, contain these fatty acids. DHA and ARA may help develop the eyes and central nervous systems of newborns and promote adult mental and cardiovascular health. These fatty acids are also found in human breast milk, but are not currently in standard infant formulas. We have licenses with fourteen infant formula manufacturers to include our nutritional oils in their formulas. Collectively these companies represent, as of October 31, 2003, more than 70% of the estimated $8.5 billion to $9.5 billion worldwide wholesale market for infant formula and almost the entire estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program (“WIC”) rebates. Collectively, as of October 31, 2003, nine of our licensees were marketing term infant formula products containing our oils in over 30 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Since the first U.S. product introduction in February 2002, supplemented infant formulas produced by four of our licensees penetrated, as of October 31, 2003, approximately 40-45% of the total U.S. infant formula market. In addition, we estimate that supplemented infant formulas containing our nutritional oils, as of October 31, 2003, have penetrated approximately 20-25% of the worldwide infant formula market.

      A pregnant mother passes DHA and ARA through the placenta to a fetus and a lactating mother passes DHA and ARA to an infant through breast milk. Dietary supplementation of DHA by mothers, both pregnant and lactating, can provide the optimum amount of DHA to growing fetuses and infants. Additionally, DHA may promote adult mental and cardiovascular health. Although adults may obtain DHA via foods such as fish or organ meats, dietary intake in Western-developed societies is less than half of the recognized guideline levels. We believe that this possible dietary deficiency will result in an increase in demand for DHA-supplemented products.

Advanced Detection Systems

      We identify, isolate and develop powerful fluorescent dyes from various algae for use in high-throughput screening, drug discovery and imaging applications. These proprietary dyes have higher sensitivity than many other fluorescent dyes. High sensitivity is desired for the detection of proteins for use in flow cytometry, DNA arrays and general protein detection. We primarily market this technology through a supply agreement with PerkinElmer Life Sciences, Inc.

Research and Development

      Microalgae are microplants that have many biochemical pathways and genes that are common with higher plants. Microalgae offer the further advantage of having the genetic material required for the production of certain compounds (including DHA) that are not present in higher plants. Consequently, we believe that microalgae represent a valuable gene pool for modern agricultural biotechnology. We maintain a library and a related database of more than 3,500 live microalgal species. We believe these resources are among the most comprehensive available, and we intend to continue to exploit what we believe to be the largely untapped opportunities of microalgae. We recently announced a collaboration with SemBioSys

Genetics (Calgary, Alberta, Canada) to develop seed oil DHA products using Martek’s proprietary genes and SemBioSys plant oilseed knowledge.

      Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common Stock	176,885 Shares

Common Stock to be outstanding after this offering	29,203,450 shares

Use of Proceeds	The proceeds will be used to fund capital expenditures relating to the expansion of our nutritional oil production capacity at our Kingstree, South Carolina and Winchester, Kentucky facilities and for general corporate purposes. See “Use of Proceeds” on page S-13.

Nasdaq National Martek Symbol	MATK

      The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of January 23, 2004. It excludes, as of January 23, 2004, 3,510,379 shares of common stock subject to options outstanding and a restricted stock grant under our stock incentive plans with a weighted average exercise price for the options of $28.38 per share, 64,566 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $19.05 per share, and up to 1,931,967 shares of common stock which may be issued to the former OmegaTech, Inc. stockholders if certain operational and financial milestones are achieved between now and October 31, 2004.

RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth below as well as the other information we include in this prospectus supplement including the information incorporated by reference into this prospectus supplement.

If we are unable to successfully scale-up our production capacity or enter into favorable agreements with third parties to produce our oils, our customers may not be able to obtain a sufficient supply of DHA and ARA from us, and our future revenues from these products may be limited.

      To meet our customers’ projected demand for our nutritional oils that are used to supplement infant formulas, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky and Kingstree, South Carolina manufacturing plants. We estimate the worldwide infant formula market to be approximately $8.5 billion to $9.5 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive greater than $400 million in revenues annually from these sales. To date, we believe our licensees’ products containing our oils have penetrated approximately 20% to 25% of the worldwide infant formula market. Our sales into the non-infant nutritional supplement and food and animal feed markets to date have been less than $10 million annually. Although we produced significantly more nutritional oils than our customers’ initial projections, accelerated market demand has caused a production shortfall. Early in fiscal 2003, we requested from our customers that they provide us with longer lead-times to fill their orders. Even with the longer lead-times and an increase in production each quarter, we have begun to see a backlog for orders in fiscal 2003. To the extent that demand continues to exceed our current production capabilities, we may be unable to provide the required quantities of oil cost-effectively and may experience greater backlogs or our customers may seek alternative sources of supply. Although some of our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. At the end of fiscal 2003 we believe our annualized production capacity, together with DSM Gist B.V.’s (“DSM”, formerly Royal Gist-Brocades B.V.) production capacity, is approximately $140 million. We are in the process of expanding production capacity at our newly acquired plant in Kingstree, SC and DSM is expanding its capacity in Belvidere, NJ. As a result, we anticipate annualized production capacity of about the equivalent of $300 million of annualized sales by the end of 2004 and $500 million of annualized sales by mid 2005. Our ability to maintain commercial production at these higher levels has not been successfully tested. As we increase our production at our Kingstree plant, we may encounter many risks associated with our commercial manufacturing such as:

•	the construction phase of our fermentation expansion at our Kingstree plant may not be completed in the timeframe that we have planned;

•	we may experience problems processing, handling and shipping the higher quantities of oil produced from our expanded facilities;

•	the costs of expanding, operating and maintaining our production facilities may exceed our expectations;

•	product defects may result;

•	product losses may be higher than we anticipate;

•	environmental and safety problems may result from our production process; and

•	additional regulatory issues relating to the scale-up of our production process.

      If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, or results of operations.

      If we are: (a) unable to cost effectively manufacture our DHA-containing oil at our Winchester plant; (b) unable to successfully expand our production at our Kingstree facility; (c) unable to enter into other satisfactory third-party manufacturing agreements; or (d) our licensees are unable to find alternative sources for our DHA-containing oil, then our licensees may not be able to meet future product demand and our future revenues from sales of DHA-containing oils may be limited.

      Although we are able to produce ARA-containing oil at our Winchester and Kingstree plants, we have entered into an agreement with a third-party manufacturer, DSM to supply our ARA-containing oil at a plant in Capua, Italy. DSM recently completed an expansion of this facility and is in the process of converting an existing facility in Belvidere, NJ to the production of ARA. If DSM fails to supply us with required amounts of ARA under our agreement with it, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA-containing oil at one or both of our plants, which would be more costly and would also reduce our DHA-containing oil production capacity, or enter into other third-party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester or Kingstree plants, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

A substantial portion of our nutritional products sales are made to three of our existing customers, and if demand by these customers for our nutritional products declines, our revenues may materially decline.

      We rely on a substantial portion of our sales of nutritional products to three of our existing customers. Over 80% of our nutritional product sales during fiscal 2003 was generated by sales of DHA and ARA to three companies. Approximately two-thirds of these sales were to Mead Johnson Nutritionals (a subsidiary of Bristol-Myers Squibb Company) and approximately one-third were to Wyeth and Ross Products Division of Abbott Laboratories. We cannot guarantee that these customers will continue to demand our nutritional products at current levels. If demand by any of these customers for our nutritional products declines, we may experience a material decline in our revenues.

Failure to effectively manage our growth could disrupt our operations and prevent us from generating the revenues and gross profit margins we expect.

      In response to customer orders during fiscal year 2003 exceeding initial customer forecasts, we have been actively working to accelerate our production buildout plans to meet increased demand for our nutritional oils. To manage our growth successfully we must implement, constantly improve and effectively utilize our operational and financial systems while expanding our production capacity and workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth; we may not successfully control production costs and maintain current and anticipated gross profit levels; and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our growth, our business and future revenues will suffer.

Our oils are very sensitive to oxidation and are not very compatible with most liquid or dry foods that are currently on the market. If economical methods are not developed to successfully incorporate our oils into various food and beverage applications, we may never be able to gain large scale entry into the food and beverage market.

      Although we believe that the food and beverage market could be a large market for DHA fortification with our DHA-S oil, the potential in this market could be limited if methods are not developed that allow good compatibility of our DHA-S oil with various foods and beverages. The flavor, texture and stability of our oils in finished products such as cereals, milk and nutritional bars have not yet been successfully established. Even if we can successfully incorporate our oils into foods and beverages, manufacturers of these products will have to develop methods to demonstrate feasibility in their production process. The timing and extent of our sales into the food and beverage market, therefore, are dependent not only on market demand, but also on manufacturing issues over which we have no control.

Since infant formula pricing is very competitive, the premium that our oils adds to the cost of the formula may never allow it to be priced at levels that will allow widespread acceptance by consumers.

      Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may not be able to sell supplemented products at prices that will allow them to gain broad market acceptance while, at the same time, remaining profitable. This may lead to price pressure on us. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable than those provided to the licensees under the terms of several of our current license agreements without either the written consent of those current licensees or prospectively offering such new more favorable terms to those current licensees. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future, and certain of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

If market demand for our products continues to grow, we will need significant additional capital to expand our production capability. We may also need additional capital in the future to continue our research and development efforts, to conduct product testing, including preclinical and clinical trials, and to market our products.

      Our nutritional oil sales are increasing, and meeting demand will require expanding our production capability for our nutritional oils. We are now in the process of expanding at our Kingstree facility. Further enhancements to improve production and capacity at the Winchester facility are continuing. At October 31, 2003, we had approximately $97.0 million in cash, cash equivalents and short-term investments available to meet future capital requirements. As of October 31, 2003 we believe that up to approximately $120-140 million may be needed over the ensuing 12-18 months to fund additional expansion of our production capacity (at our Winchester and Kingstree facilities), our research and development, product testing, and marketing activities. A significant portion of these cash requirements will be incurred in the first and second quarters of fiscal 2004. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; (c) whether or not we enter into collaborations with other third parties to produce our nutritional oils; and (d) our ability to generate profits from the sales of our nutritional products.

      To continue to fund our growth, we may pursue various sources of funding, which may include debt financing, equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. In January 2004, we established a three-year secured revolving line of credit of $85 million. This debt financing arrangement will require us to comply with financial covenants, which we may not be able to meet. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. Future equity issuances may be dilutive to our existing shareholders. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patent rights, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs, which may have a material adverse affect on our future business.

The market price of our common stock may experience a high level of volatility due to factors such as its relative illiquidity, the volatility in the market for biotechnology stocks generally, and the effect of short term events like product launches and license announcements.

      We are a public growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending January 23, 2004, our common stock traded between $21.48 and $67.95 per share. During the fifty-two week period ending January 23, 2003, our common stock traded between $12.63 and $34.00 per share. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products and product launches;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances;

•	patent or other intellectual property achievements or adverse developments;

•	quarterly fluctuations in our results of operations;

•	failure to scale-up our commercial manufacturing or failure of our third party manufacturers to scale up their commercial manufacturing;

•	failure to enter into favorable third-party manufacturing agreements;

•	announcements of product launches by competitors;

•	regulatory decisions (approvals or disapprovals) concerning our products and our competitors’ products;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts; and

•	general market conditions for growth companies and bioscience companies.

      Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

      The market liquidity for our stock is relatively low. As of January 23, 2004, we had 29,026,565 shares of common stock outstanding. The average daily trading volume in our common stock during the fifty-two week period ending January 23, 2004 was 511,766 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price which is satisfactory to you.

If significant shares eligible for future sale are sold, the result may depress our stock price by increasing the supply of our shares in the market at a time when demand may be limited.

      As of January 23, 2004, we had 29,026,565 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 3.5 million shares of common stock all of which are exercisable at below current market prices, and warrants outstanding to purchase up to 64,566 shares of common stock at an exercise price of $19.05 per share. Of these options and warrants 1.7 million were exercisable at January 23, 2004. To the extent that these options and warrants for our common stock are exercised or we issue additional shares to raise capital in connection with acquisitions or otherwise, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. If we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities.

      We have agreed to issue and register for resale up to 1,931,967 additional shares, subject to certain adjustments, to former OmegaTech stockholders and option holders pursuant to our Agreement and Plan of Merger with OmegaTech, if certain regulatory and financial milestones are achieved before October 31, 2004. As a result, a substantial number of new shares may be issued and become eligible for resale if these milestones are achieved. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you.

Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in our future.

      European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. A number of our competitors have challenged our patents, particularly in Europe:

•	Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, the Opposition Division of the European Patent Office revoked our patent on the grounds that it was not novel. We immediately appealed this ruling, and in July 2002 we received a positive ruling from an Appeal Board of the European Patent Office (EPO), setting aside the prior decision to revoke this patent. Consistent with our request, the patent has been returned to the Opposition Division for a determination as to whether it has met the legal requirement of “inventive step”. During this process the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2006.

•	BASF A.G., F. Hoffman-LaRoche A.G., Friesland Brands B.V., and Suntory Limited have filed in the European Patent Office their grounds for opposing our ARA patent issued by the EPO. The validity of the patent is unaffected by these filings. A hearing at the Opposition Division is scheduled for July 2004. The opposition process is not expected to be completed until sometime in 2006.

•	With respect to our blended-oil (blend of DHA and ARA oils for use in various applications, including infant formula) patent issued by the EPO, BASF AG, F. Hoffman – LaRoche AG, Friesland Brands B.V., and Suntory Limited have filed their grounds for opposing this patent with the Opposition Division of the EPO. The validity of the patent is unaffected by these filings. An initial hearing at the Opposition Division is now scheduled to be held in November 2004. The opposition process is not expected to be completed until sometime in 2006.

•	Aventis Research and Technologies GmbH & Co. KG and Nagase Limited have filed in the EPO their grounds for opposing our patent covering the DHA-containing oils that we assumed in the OmegaTech purchase. At a hearing in December 2000, the Opposition Division of the EPO upheld some of the claims and revoked other claims. OmegaTech immediately appealed this ruling, as did Aventis. During the appeal process, the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2006.

•	On September 23, 2003, we filed a patent infringement lawsuit in the U.S. District Court in Delaware against Nutrinova Inc., Nutrinova Nutrition Specialties & Food Ingredients GmbH, Celanese Ventures GmbH, and Celanese AG alleging infringement of two of our U.S. patents. The lawsuit alleges that Nutrinova and Celanese have been making, using, offering to sell, selling and/or importing into the United States DHA marketed under the brand name DHActive™ that is made by a process and employs compositions that infringe our patents. On October 24, 2003, Nutrinova and Celanese filed counterclaims alleging inequitable conduct and invalidity, unenforceability and/or noninfringement of all of our U.S. patents and rights. We filed a second patent infringement suit involving Nutrinova in Germany on January 16, 2004. Named as defendants were Nutrinova Nutrition Specialties and Food Ingredients GmbH and Celanese Ventures GmbH. The complaint alleges infringement of our European patent relating to DHA-containing oils.

      If any of the challenges described above or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. If our products are found to infringe on the intellectual property rights of others, we may have to pay substantial damages. The revocation of our European

DHA patent, ARA patent or blended-oils patent could result in a decrease in revenues under our license agreements.

      We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that challenges to our suite of U.S. patents may arise in the future. We may incur substantial costs in the future protecting and defending our patents and cannot be sure that we will be able to successfully defend our patents or that our competitors will not be able to “design around” our intellectual property.

We are aware of several products that are currently available, and products under development, that may present a serious competitive threat to our products.

      Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many potential competitors, which include companies such as BASF A.G., F. Hoffman-LaRoche Ltd., Suntory Limited, Celanese Ventures and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

      We believe that, to date, we have developed the purest forms of DHA and ARA oils commercially available; however, we are aware that other sources of DHA and ARA are available. Specifically:

•	the Ross Products Division of Abbott Laboratories filed a Generally Recognized as Safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are Generally Recognized as Safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA;

•	some infant formulas now on the market outside the United States use DHA derived from other sources, such as fish or eggs. Only a very small percentage of supplemented infant formulas currently marketed outside the United States contain DHA and ARA that have not been produced by us;

•	some baby food products now on the market in the United States use DHA derived from eggs;

•	fish oil based products currently dominate the adult DHA supplement market;

•	we are aware that Nutrinova and Celanese A.G. are actively marketing a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States and Europe. We have filed patent infringement suits against Nutrinova and Celanese in the United States and Germany; and

•	we are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil may present a substantial competitive threat.

      To date no other sources of DHA and ARA have received clearance from the FDA for inclusion in U.S. infant formulas.

Experts differ in their opinions on the importance of DHA and ARA in infant formula. Some experts feel that they are not necessary ingredients for infant development and that supplemented formulas will remain a premium product and never gain widespread acceptance. If this occurs, or if clinical trials that are now ongoing do not yield positive results on the benefits of DHA on cardiovascular or other health problems, our future revenues may be limited in the infant formula market and the nutritional supplement market.

      Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Experts generally recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance. As of October 31, 2003, our products have been in the U.S. infant formula market for approximately 20 months and we believe that these products have penetrated approximately 40% to 45% of the U.S. infant formula market. As of October 31, 2003, internationally, our products have been included in term infant formula in over 30 countries. Many of these introductions have occurred in the last 2-4 years. We estimate that our products have penetrated approximately 20% to 25% of the world-wide infant formula market. Combined, these markets brought us revenues of approximately $107.1 million in 2003.

      In addition to sales into the infant formula market, approximately 2% of our fiscal 2003 nutritional product revenues came from sales of our nutritional oils to the adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and we are aware of research being conducted regarding the impact of DHA supplementation on certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult market opportunity.

If the FTC finds that our advertising claims related to our DHA and ARA products cannot be adequately substantiated, we could be required to alter our advertising claims or take other remedial steps.

      The Federal Trade Commission (“FTC”) regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement.

      On May 30, 2002, we received a letter from the FTC notifying us that the FTC is conducting a non-public inquiry into the advertising and promotional activities relating to our DHA and ARA products. Pursuant to the agency’s request, we have provided copies of all advertisements and copies of the literature that we believe support mental and visual function claims. The purpose of the inquiry is to determine whether Martek has substantiation to support the express and implied claims that are made for its DHA and ARA products. We intend to be fully responsive to the FTC’s inquiry. While we have no reason at this time to believe that the inquiry will have an adverse effect on us, we could be required to alter our advertising claims or take other remedial steps if the FTC does not find our advertising claims to be adequately substantiated.

Our business would be harmed if we fail to comply with applicable good manufacturing practices as required by the FDA.

      In connection with the manufacture of certain of our products, we are required to adhere to applicable current “good manufacturing practice” (“GMP”) requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements and records and other documentation controls. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, and may be used in food and beverages, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to an interruption of our production output and the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.

      Our business is subject to extensive federal and state regulation. Current products and products in development cannot be sold if we or our customers do not obtain or maintain regulatory approvals. While we have developed and instituted a corporate compliance program, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state regulations. If we fail to comply with any of these regulations a range of actions could result, including, but not limited to, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, or other sanctions.

Our business exposes us to potential product liability claims and recalls.

      Our development, manufacture and marketing of products involve an inherent risk of exposure to product liability claims, product recalls, product seizures and related adverse publicity. In addition, as only a small amount of our oils reside in our customers’ end product, a recall of our oils could impact a much larger recall of our customers’ end products. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability and recall insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, if a successful product liability claim is made against us, or if there is a product recall, whether fully covered by insurance or not, our business could be harmed.

Our opportunity in the U.S. infant formula market may be limited by the adoption rate of supplemented formulas into the Women, Infants and Children (WIC) Program.

      We estimate that our total U.S. market opportunity for sales of supplemented infant formula to be over $140 million, and that almost $70 million of this opportunity will come from WIC-funded sales. Most WIC state agencies provide only one brand of infant formula to its participants, depending on which company has the rebate contract in a particular state. Since early 2002, approximately 39 state Women, Infant and Children (WIC) programs have adopted a brand of infant formula supplemented with our oils. WIC is a federal grant program that is state administered for the benefit of low-income nutritionally at risk women, infants and children. If our licensees do not attempt to gain adoption of a supplemented brand of infant formula in other states, other state WIC agencies do not agree to adopt a supplemented infant formula into their WIC program, supplemented formulas are removed from WIC programs that previously adopted them, or if any of our licensees fail to renew, in a timely fashion, their contract rewards from WIC agencies for the adoption of a supplemental infant formula, then our future revenues from supplemented infant formula sales in the U.S. would be limited.

Our manufacturing process involves the handling of hazardous material and the mishandling of these hazardous materials could result in substantial costs and harm to our business.

      In connection with our research and manufacturing activities, we utilize some hazardous materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and management of hazardous materials and specified waste products. The cost of compliance with these laws and regulations could be significant. Moreover, we could be subject to loss of our permits, government fines or penalties and/or other adverse governmental action if such hazardous materials are used, stored, handled or otherwise managed in violation of law or any permit. In addition, we could be subject to liability if hazardous materials are released into the environment. A substantial fine or penalty, the payment of significant environmental remediation costs or the loss of a permit or other authorization to operate or engage in our ordinary course of business could result in material, unanticipated expenses and the possible inability to satisfy customer demand for our nutritional oils.

      On March 12, 2003, an explosion occurred at a public wastewater treatment works in Winchester, KY, resulting in property damage. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident resulted from the introduction of n-hexane into the local sewer system. We use n-hexane in the production process for our DHA oil. The state fire marshal report did not rule out other possible contributors to the incident. Although n-hexane was found at the site of the incident, there may have been other contributing factors, including the presence of other flammable substances that were not discharged from our plant. Production at our facility has not been negatively impacted by these events. We have entered into discussions with the Winchester Municipal Utilities and its insurer as to our financial responsibility, if any, for property damage. We have requested, and continue to await the receipt of, further information from the utility and its insurer regarding the details of the incident. We accrued $400,000 in the quarter ended April 30, 2003 to account for an estimate of costs that we may incur as a result of this incident. During fiscal 2003 we incurred approximately $146,000 in legal fees related to the incident, which were applied to the liability. In addition to any potential liabilities for property damage, this incident resulted in the delay of the issuance of certain permits required for the expansion of our existing Winchester plant and was a consideration in our decision to begin immediate expansion at our Kingstree, SC plant. While we cannot be certain of its ultimate outcome, we believe that it will not have a material adverse impact on our production, financial condition or results of operations.

We may be affected by the fact that an employee of an underwriter sent unauthorized e-mails to potential investors in our April 2003 equity offering.

      Prior to the effectiveness of the registration statement covering the shares of our common stock being sold in our April 2003 follow-on offering, an employee of Citigroup, the lead managing underwriter in that offering, distributed unauthorized e-mails regarding that offering to 10 institutional investors. These e-mails contained the employee’s views of our market position, with which we did not agree, as well as our historical financial results and the employee’s own views about our prospects for revenue growth. We did not authorize the distribution of these e-mails and had no knowledge of their content prior to their distribution.

      These e-mails may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. If the distribution of these e-mails by Citigroup did constitute a violation of the Securities Act of 1933, persons who received one of these e-mails and who purchased our common stock in the April 2003 offering may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common stock or, if they had already sold their stock, attempt to recover losses resulting from their purchase of our common stock. Any liability would depend on the number of shares purchased by the recipients. We do not believe that we will be subject to any material liability as a result of the distribution of the e-mails.

The integration of FermPro’s operations with Martek’s operations may be difficult, which could harm our results of operations.

      On September 5, 2003, we completed the transaction to purchase certain assets and assume certain liabilities of FermPro. Martek Biosciences Kingstree Corporation (“Martek Kingstree”) was formed as a wholly-owned subsidiary of Martek Biosciences Corporation for the purpose of holding the assets and assumed liabilities we acquired from FermPro. We are in the process of integrating our operations with the operations of the former FermPro business. This integration may be more expensive than anticipated or take longer than planned. If there are delays or unexpected costs involved with the integration, these could have a material adverse effect on our business and financial results. The difficulties involved in integrating the former FermPro business, which could be substantial, include the following:

•	management and key personnel could be distracted from the day-to-day business of managing Martek;

•	implementing uniform controls, systems and procedures, especially information and accounting systems could be costly and time-consuming;

•	key officers, sales and customer support personnel may not be satisfied or happy with Martek and may elect to leave; and

•	expansion at the Kingstree facility may further complicate integration of operations

We experienced significant operating losses each year since our inception through fiscal 2002 and have not yet generated a sustained revenue stream to be a viable business in the long-term.

      We experienced net operating losses in each annual period since our inception through fiscal 2002. As of October 31, 2003, we had an accumulated deficit of $111.6 million. Our balance of cash, cash equivalents and short-term investments at October 31, 2003 was approximately $97.0 million. Although these resources, along with the proceeds of this offering and a new $85 secured revolving line of credit signed in January 2004 and expiring in 2007, should allow us to meet our current operating needs and planned capital expenditures for at least the ensuing 12 to 18 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenue to achieve this.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and accompanying prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our securities under the prospectus is completed or withdrawn:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2003;

•	Our Definitive Proxy Statement filed on February 12, 2003;

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering; and

•	The description of our common stock contained in our Form 8-A filed on November 5, 1993, including any amendments or reports filed to update such information.

      We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement. To request a copy of any or all of these documents, you should write or telephone us at: 6480 Dobbin Road, Columbia, Maryland 21045, Attention: Investor Relations, (410) 740-0081.

USE OF PROCEEDS

      We estimate that net proceeds from the sale of the 176,885 shares of common stock that we are selling will be approximately $11,235,143.05, after deducting the underwriting discount and estimated offering expenses.

      The principal purpose of this offering by Martek is to obtain additional capital to support the expansion of our nutritional oil production capacity at our Kingstree, SC facility and to improve production at our facility in Winchester, KY. We expect to use all of the net proceeds from this offering, together with funds on hand and borrowings under our bank credit facility, over the next 12 to 18 months to finance the expansion of our manufacturing capacity to meet increased demand for our DHA and ARA oils and for various general corporate purposes. Pending our use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment grade securities.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following tables set forth selected historical consolidated financial information of Martek as of October 31, 2003, 2002, 2001, 2000, and 1999 and for each of the five fiscal years ended October 31, 2003, 2002, 2001, 2000, and 1999, which information has been derived from the audited consolidated financial statements of Martek. The selected consolidated financial data are qualified by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement.

	Year Ended October 31,

	2003	2002	2001	2000	1999
(In thousands except per share data)
Consolidated Statements of Operations Data
Revenues
Product sales	$112,041	$45,903	$18,575	$8,726	$5,744
Contract manufacturing sales	2,439	—	—	—	—
Other revenues	257	152	249	951	389

Total revenues	114,737	46,055	18,824	9,677	6,133
Costs and expenses
Cost of product sales	66,347	29,794	12,554	7,092	4,209
Cost of contract manufacturing sales	2,192	—	—	—	—
Research and development	12,218	11,648	12,705	12,517	10,309
Acquired in-process research and development	—	15,788	—	—	—
Selling, general and administrative	17,211	12,344	7,969	6,942	6,822
Restructuring charge	(250)	1,266	—	—	—
Other operating expenses	1,943	406	565	—	—

Total costs and expenses	99,661	71,246	33,793	26,551	21,340

Income (loss) from operations	15,076	(25,191)	(14,969)	(16,874)	(15,207)
Other income, net	916	958	1,267	1,147	359

Net income (loss)	$15,992	$(24,233)	$(13,702)	$(15,727)	$(14,848)

Net income (loss) per share, basic	$0.63	$(1.10)	$(0.73)	$(0.91)	$(0.95)

Net income (loss) per share, diluted	$0.58	$(1.10)	$(0.73)	$(0.91)	$(0.95)

Weighted average common shares outstanding, basic	25,510	21,982	18,864	17,335	15,581
Weighted average common shares outstanding, diluted	27,417	21,982	18,864	17,335	15,581

	October 31,

	2003	2002	2001	2000	1999
(In thousands except per share data)
Consolidated Balance Sheets and Other Data
Cash, cash equivalents, short-term investments and marketable securities	$96,971	$22,419	$26,682	$19,264	$16,331
Working capital	106,218	30,457	31,501	21,266	20,162
Total assets	295,523	124,312	56,603	45,442	39,145
Long-term portion of unearned revenue	8,992	2,246	2,353	2,460	—
Long-term obligations	10,441	—	—	—	472
Accumulated deficit	(111,568)	(127,560)	(103,327)	(89,625)	(73,898)
Total stockholders’ equity	243,964	105,977	46,701	35,455	35,172
Cash dividends declared – common stock	—	—	—	—	—

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Citigroup Global Markets Inc. has agreed to purchase, and we have agreed to sell, 176,885 shares of common stock.

      The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if it purchases any of the shares.

      If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

      We and our officers and directors have agreed that, for a period of 40 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriter, dispose of or hedge any shares of our common stock, any securities convertible into or exchangeable for common stock or options to acquire common stock, other than, in our case, (1) shares of our common stock or options to purchase shares of our common stock issuable pursuant to any of our employee or director stock option plans, stock ownership plans or dividend reinvestment plans in effect as of the date of this prospectus supplement, (2) shares of our common stock issuable upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement and (3) additional shares of our common stock issuable to former shareholders of OmegaTech in connection with the earnout provisions of the Agreement and Plan of Merger, dated March 25, 2002, as such agreement is in effect as of the date of this prospectus supplement. The underwriter in its discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our common stock is listed on the Nasdaq National Market under the symbol “MATK.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering.

Paid by Martek

Per share	$0.66
Total	$116,744.10

      In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include “naked” short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

      We estimate that our total expenses of this offering will be $250,000.

      The underwriter has performed investment banking and advisory services for us and our subsidiaries from time to time for which it has received customary fees and expenses.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the securities offered by this prospectus supplement will have been passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters in connection with this offering will be passed on for the underwriter by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended October 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Martek Biosciences Corporation

$100,000,000

Debt Securities

Warrants
Common Stock

315,000 Shares of Common Stock Offered By Richard J. Radmer, Ph.D.

       We will provide the specific terms for each of these securities and their offering prices in supplements to this prospectus. In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium, terms of convertibility and terms for redemption. In the case of common stock, these terms will include the aggregate number of shares offered. In the case of warrants to purchase common stock, the terms will include term, conversion and exercise prices and other terms.

      We may sell any combination of these securities in one or more offerings up to a total dollar amount of $100,000,000. In addition, up to 315,000 shares of common stock may be offered by Richard J. Radmer, Ph.D., as selling stockholder.

      Our common stock is listed on the Nasdaq National Market under the symbol “MATK.” The closing price of our common stock on the Nasdaq National Market was $30.85 per share on April 15, 2003. None of the other securities are currently publicly traded. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

      You should read carefully this prospectus, the documents incorporated by reference in this prospectus and any prospectus supplement before you invest. We strongly recommend that you read carefully the risks we describe in the accompanying prospectus supplement, as well as the risk factors in our most current reports to the Securities and Exchange Commission, for a fuller understanding of the risks and uncertainties that we face. See “Risk Factors” on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is April 15, 2003.

SUMMARY

      This summary contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus, the prospectus supplement delivered with the prospectus, and the documents incorporated by reference before making an investment decision.

Martek Biosciences Corporation

      Martek Biosciences Corporation is a leader in the development and commercialization of products derived from microalgae. Martek’s current products include nutritional oils used as infant formula ingredients and as nutritional supplements and fluorescent algal pigments used for diagnostic and pharmaceutical research purposes. Martek was founded in 1985. Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. Information on our website is not part of this prospectus.

Securities We Are Offering

      We may offer any of the following securities from time to time:

•	debt securities;

•	warrants to purchase our common stock; or

•	common stock.

      When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise. The total dollar amount of all securities that we may issue will not exceed $100,000,000. If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities. This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

      Debt Securities. Our debt securities may be senior or subordinated in right of payment and may be convertible into our common stock or other securities or property. For any particular debt securities we offer, the applicable prospectus supplement will describe the specific designation, the aggregate principal or face amount and the purchase price; the ranking, whether senior or subordinated; the stated maturity; the redemption terms, if any; the conversion terms, if any; the rate or manner of calculating the rate and the payment dates for interest, if any; the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property; and any other specific terms. We will issue the senior and subordinated debt securities under separate indentures between us and a trustee we will identify in an applicable prospectus supplement.

      Warrants. We may offer warrants to purchase our common stock. For any particular warrants we offer, the applicable prospectus supplement will describe the underlying security; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of any security to be delivered by us upon exercise; and any other specific terms. We may issue the warrants under warrant agreements between us and one or more warrant agents.

      Common Stock. We may offer shares of our common stock. Our common stock currently is traded on the Nasdaq National Market under the symbol “MATK.”

      Listing. If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

      Selling Stockholder. Under this shelf registration, the selling stockholder also may sell up to 315,000 shares of our common stock in one or more offerings.

RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in the accompanying prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the other reports we file with the SEC.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	our debt securities;

•	warrants to purchase our common stock; or

•	shares of our common stock.

      The total offering price of these securities will not exceed $100,000,000. In addition, under this shelf process, the selling stockholder also may sell up to 315,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities we or the selling stockholder may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add or update information contained in this prospectus.

      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act file number for our SEC filings is 000-22354. You may read and copy the registration statement and any other document we file at the following SEC public reference room:

Judiciary Plaza

450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our securities under this prospectus is completed or withdrawn:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

•	Our Definitive Proxy Statement filed on February 12, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003;

•	Our Current Report on Form 8-K/ A dated July 5, 2002;

•	Our Current Report on Form 8-K dated February 26, 2003;

•	Our Current Report on Form 8-K/ A dated April 1, 2003;

•	Our Current Report on Form 8-K dated April 8, 2003;

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering; and

•	The description of our common stock contained in our Form 8-A filed on November 5, 1993, including any amendments or reports filed to update such information.

      We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 6480 Dobbin Road, Columbia, Maryland 21045, Attention: Investor Relations, (410) 740-0081.

RATIO OF EARNINGS TO FIXED CHARGES

      The table below presents the ratio of earnings to fixed charges for the three months ended January 31, 2003 and the coverage deficiency for the last five fiscal years.

	For the Three
	Months Ended	For the Year Ended October 31,
	January 31,
	2003	2002	2001	2000	1999	1998

	(In thousands)
Interest expense on indebtedness	$—	$—	$9	$193	$579	$521
Estimated interest expense within rental expense	4	9	—	—	—	—

Total fixed charges	4	9	9	193	579	521
Income/(loss) before income taxes	2,061	(24,233)	(13,702)	(15,727)	(14,848)	(13,461)
Fixed charges per above	4	9	9	193	579	521

Coverage deficiency		$(24,242)	$(13,711)	$(15,920)	$(15,427)	$(13,982)

Ratio of earnings to fixed charges	515

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus, any prospectus supplement and the documents incorporated herein by reference, contain forward-looking statements. Additional written or oral forward-looking statements may be made by Martek from time to time in filings with the SEC or otherwise. The words “believe,” “expect,” “anticipate,” and “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding regulatory approval of our product candidates, market size for our products, timing of regulatory approvals and commercial introduction of our products and potential results of clinical trials. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, including the risk factors incorporated by reference in this prospectus or set forth in any accompanying prospectus supplement describe factors, among others, that could contribute to or cause such differences.

USE OF PROCEEDS

      Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sales of securities to provide additional funds for general corporate purposes, including capital expenditures relating to the expansion of our production capacity. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock that we may offer under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware may also affect the terms of our common stock.

General

      Our certificate of incorporation provides that we have authority to issue 100,000,000 shares of our common stock, par value $0.10 per share. At March 31, 2003, there were 23,637,850 shares of common stock issued and outstanding. In addition, 4,594,182 shares of common stock were issuable upon exercise of stock options outstanding and 251,299 shares of common stock were issuable upon the exercise of warrants outstanding on that date. The outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

      Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

Liquidation Rights

      In the event of any dissolution, liquidation or winding up of Martek, whether voluntary or involuntary, the holders of common stock will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

      Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. To date we have not paid dividends on our common stock. Our credit facilities in effect from time to time may restrict our ability to pay dividends.

Other Rights and Restrictions

      The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of Martek or to have their shares redeemed by us. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable.

Listing

      Our common stock is listed on the Nasdaq National Market under the symbol “MATK”.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Stockholder Rights Agreement

      In January 1996, our board adopted a Rights Agreement which was amended in November 1998 (the “Rights Agreement”). The Rights Agreement is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Martek on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the board of directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $150.00. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our common stock or if we enter into other business combination transactions not approved by the board of directors. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire stock of Martek or the surviving corporation, whether or not Martek is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire no later than February 7, 2006. If approved by our board, the rights may be redeemed for $.001 per right or exchanged into our common stock.

Limitations of Director Liability

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to Martek or its stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Martek or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Indemnification

      To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.

DESCRIPTION OF DEBT SECURITIES

      We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured obligations to repay advanced funds. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and Wachovia Bank, N.A., as Trustee. Further information regarding the Trustee may be provided in the prospectus supplement. The form for each type of indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

      The prospectus supplement will describe the particular terms of any debt securities we may offer and may supplement the terms summarized below. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures filed as exhibits to the registration statement which includes this prospectus and the description of the additional terms of the debt securities included in the prospectus supplement.

General

      We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

      The indentures might not limit the amount of other debt that we may incur or whether that debt is senior to the debt securities offered by this prospectus, and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      We currently have a secured line of credit with Allfirst Bank, N.A. for an aggregate amount of $10 million, none of which is outstanding on the date of this prospectus. Any debt outstanding on the line of credit in the future will rank senior to any debt we may issue pursuant to this prospectus. Martek’s subsidiary currently has no debt outstanding. Any debt that may be incurred by Martek’s subsidiary in the future will be structurally senior to the senior and subordinated debt that may be issued pursuant to this prospectus. If we offer debt securities under this prospectus, the applicable prospectus supplement will update the information in this paragraph regarding other outstanding indebtedness.

      The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest,

•	if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	any addition to or change in the covenants in the indentures; and

•	any other terms of the debt securities not inconsistent with the applicable indentures.

      We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

      The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

      The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

      We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

      Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where we will make payment on debt securities.

      If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

      The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

      No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depository is no longer in good standing under the Exchange Act or other applicable statute or regulation.

      The depositary will determine how all securities issued in exchange for a global security will be registered.

      As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

      Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

      The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

      We will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

      We will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

      Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

      The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger and Sale of Assets

      Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.

Events of Default

      Each of the following will constitute an event of default under each indenture:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	failure to deposit any sinking fund payment when due;

•	failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

      If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

      Except for its duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding;

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days from the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series.

Modification and Waiver

      We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.

      The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

      Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

      To the extent stated in the prospectus supplement, we may elect to apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold moneys for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.

      In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

      We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

      To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the United States that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may only establish this trust if, among other things:

•	no event of default shall have occurred or be continuing;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.

Notices

      We will mail notices to holders of debt securities as indicated in the prospectus supplement.

Title

      We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

DESCRIPTION OF WARRANTS

General

      The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement.

      We may issue, together with other securities or separately, warrants to purchase our common stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

      Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

      Each warrant will entitle the holder thereof to purchase for cash the number of shares of common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

      Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as a warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrants.

SELLING STOCKHOLDER

      The selling stockholder is Richard J. Radmer, Ph.D., a current director and former president of Martek. As of March 31, 2003, Dr. Radmer beneficially owned 540,000 shares of our common stock. Dr. Radmer may offer from time to time up to 315,000 shares of our common stock. The prospectus supplement for any offering of the common stock by the selling stockholder will include the following information:

•	the number of shares of common stock then held by the selling stockholder;

•	the number of shares of common stock offered by the selling stockholder; and

•	the number of shares (and, if one percent or more, the percentage) of common stock to be owned by the selling stockholder after completion of the offering.

PLAN OF DISTRIBUTION

      We and the selling stockholder may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors; or

•	directly to investors.

      We will set forth in a prospectus supplement the terms of the offering of the securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the common stock may be listed.

Agents

      We and the selling stockholder may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Underwriters

      If we and the selling stockholder use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and the selling stockholder and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We and the selling stockholder may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Common Stock

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Passive Market Making

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered to a level not higher than the highest independent bid, provided that the passive market maker need not lower its bid until its purchases equal or exceed the lesser of two times the NASD’s minimum quotations size for the security or the purchase limitations set forth in Rule 103.

LEGAL MATTERS

      Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with an opinion as to certain legal matters in connection with the securities offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended October 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and set forth elsewhere in the registration statement. Our financial statements are incorporated by reference and included in this registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The consolidated financial statements of OmegaTech, Inc. and subsidiary as of December 31, 2001 and 2000 and for the years then ended incorporated in this prospectus by reference from Martek’s Current Report on Form 8-K/ A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of OmegaTech, Inc. and subsidiary by Martek Biosciences Corporation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

176,885 Shares

Martek Biosciences Corporation

Common Stock

PROSPECTUS SUPPLEMENT

February 3, 2004

Citigroup